                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            SEER TECHNOLOGIES, INC.
                           (Name of Subject Company)

                            SEER TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                        (Title of  Class of Securities)

                                  815 780 101

                     (CUSIP Number of Class of Securities)

                             ______________________

                               Steven Dmiszewicki
                             Co-President and Chief
                               Financial Officer
                            SEER TECHNOLOGIES, INC.
                              8000 Regency Parkway
                           Cary, North Carolina 27511
                                 (919) 380-5000
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

                             ______________________

                                    Copy to:
                              SCOTT D. SMITH, ESQ.
                            ELIOT W. ROBINSON, ESQ.
                     Powell, Goldstein, Frazer & Murphy LLP
                                Sixteenth Floor
                           191 Peachtree Street, N.E.
                            Atlanta, Georgia  30303
                                 (404) 572-6600

Item 1.  Security and Subject Company.

          The name of the subject company is Seer Technologies, Inc., a Delaware corporation ("Seer" or the "Company"). The address of the executive offices of Seer is 8000 Regency Parkway, Cary, North Carolina 27511. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, $.01 par value (the "Common Stock"), of Seer (the "Shares").

Item 2.  Tender Offer of the Bidder

          This Schedule 14D-9 relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated February 1, 1999 (the "Schedule 14D-1"), by Level 8 Systems, Inc., a New York corporation (the "Purchaser" or "Level 8"), to purchase all outstanding Shares at a price of $0.35 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are filed as Exhibit 1 hereto). Tendering stockholders will not be obligated to pay brokerage commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Level 8 pursuant to the Offer.

          The Offer is being made pursuant to an agreement dated November 23, 1998 (the "Acquisition Agreement") between Level 8, on the one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated and associated with WCAS VI (collectively the "WCAS Parties"). Pursuant to the Acquisition Agreement, on December 31, 1998 Level 8 issued to the WCAS Parties an aggregate of 1,000,000 shares of Level 8's common stock ("Level 8 Shares") and warrants to purchase an additional 250,000 Level 8 Shares for $12.00 per share (the "Level 8 Warrants") and the WCAS Parties (i) transferred to Level 8 an aggregate of 7,130,894 Shares and all of the outstanding shares of the preferred stock of Seer, which are convertible into an aggregate of 3,856,258 Shares and (ii) contributed $16.9 million of additional capital to Seer. As a consequence, Level 8 currently owns approximately 69% of the outstanding voting stock of Seer. The aggregate market value of the Level 8 Shares issued to the WCAS Parties was $6,625,000 as of November 20, 1998, the last trading day before the execution of the Acquisition Agreement, and $9,687,500 as of December 31, 1998, the date of the closing of the acquisition under the Acquisition Agreement in each case, based on the closing sale prices of the Level 8 Shares on the Nasdaq National Market. The closing sale price of the Level 8 Shares on the Nasdaq National Market was $6.625 per share on November 20, 1998 (the last trading day before the execution of the Acquisition Agreement) and $9.6875 per share on December 31, 1998, compared with the $12.00 per share exercise price under the Level 8 Warrants.

     In accordance with the Acquisition Agreement, as soon as practicable after the completion of the Offer, Level 8 will cause each outstanding Share, other than Shares held in treasury or by Level 8 and other than Shares held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law, to be converted into the right to receive $0.35 per Share in cash through a merger of a wholly-owned subsidiary of Level 8 into Seer (the "Merger"). As a result, Level 8, directly or through one or more subsidiaries, will own all of the outstanding Seer common stock.

     The address of the principal executive offices of Level 8, as set forth in the Schedule 14D-1 is 1250 Broadway, 35th Floor, New York, N.Y. 10001.

Item 3.  Identity and Background.

        (a)   The name and address of Seer, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

        (b) Certain contracts, agreements, arrangements and understandings between Seer and certain of its executive officers, directors or affiliates are described on pages 7 through 17 of Amendment No. 1 to Seer's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on January 28, 1999, which are attached as Annex A hereto and incorporated by reference herein.
                            -------
With respect to the options granted or repriced described in Annex A, the
                                                             -------
Company notes that the exercise price of all such options is greater than the $0.35 per share to be paid in the Offer and Merger. Accordingly, all such options will be terminated without any value or payment to optionholders upon the Merger.

        The information set forth under the captions "Background of the Offer" and "Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated by reference herein.

        Three of the six members of Seer's Board of Directors are general partners of WCAS: Robert A. Minicucci, Chairman of the Board of Directors, Bruce
K. Anderson and Anthony J. de Nicola. In addition, the WCAS Parties effectively had the power to direct the election of the entire Board of Directors as a result of their beneficial ownership of approximately 69% of the outstanding voting stock of Seer prior to December 31, 1998. Level 8 currently beneficially owns 69% of the outstanding voting stock of Seer.

        Because the voting stock of Seer held by the WCAS Parties was exchanged for stock and warrants of Level 8, the WCAS Parties have the opportunity to participate in the continued growth of the combined company. Other stockholders will receive $0.35 per Share in cash in the Offer or the Merger, but will not participate in the future growth of the combined company unless they choose to use the proceeds to buy Level 8 Shares in the open market. The closing sale price of Level 8 Shares as reported on the Nasdaq National Market was $6.6250 per share on November 20, 1998 (the last trading day prior to the execution of the Acquisition Agreement) and $9.6875 per share on December 31, 1998 (the date of the closing of the acquisition under the Acquisition Agreement).

        Through December 31, 1998, WCAS had guaranteed Seer's obligations under a $17 million guaranteed bank credit facility and a $0.5 million foreign exchange line of credit. In connection with the sale of the Seer voting stock held by the WCAS Parties to Level 8, on December 31, 1998, the WCAS Parties made a $16.9 million capital contribution to Seer which was used to pay off and terminate Seer's guaranteed credit facility and the WCAS Parties were released from all liabilities and obligations to the lender with respect to the obligations of Seer.

        Pursuant to the Acquisition Agreement, Level 8 provided Seer with $12 million in the form of a long-term loan, and has agreed to guarantee certain of Seer's indebtedness. Level 8 has also agreed to fund the Company's operations through January 15, 2000.

        Steven Dmiszewicki, the co-president and chief financial officer of Seer, has become the chief operating officer of Level 8. Mr. Dmiszewicki will receive a base salary of $200,000 and will be eligible to receive a bonus of up to 100% of base salary in 1999. Level 8 also has granted Mr. Dmiszewicki options to purchase 200,000 Level 8 Shares.

        In connection with the transactions contemplated by the Acquisition Agreement, Ted Venema, resigned as Seer's Co-President and Chief Technology Officer effective January 1, 1999. Seer has agreed to pay Mr. Venema $13,750 per month as severance for one year. In addition, Mr. Venema has agreed to consult with Seer to assist in the transition for up to six months for a $12,000 monthly consulting fee.

        Pursuant to the terms of the Acquisition Agreement, Level 8 agreed that from December 31, 1998 until December 31, 2004 and except to the extent otherwise required by law, it shall cause the Certificate of Incorporation and Bylaws of Seer to contain provisions with respect to indemnification and exculpation from liability no less favorable to the individuals who, on or prior to December 31, 1998, were directors, officers, employees or agents of Seer (collectively, the "Indemnified Parties") than those set forth in Seer's Certificate of Incorporation and Bylaws in effect immediately before the closing. For the period from December 31, 1998 until December 31, 2004, Level 8 agreed to use all reasonable efforts to cause Seer to maintain directors and officers liability insurance covering those Indemnified Parties who are currently covered by Seer's directors and officers liability insurance policy on terms no less favorable to those Indemnified Parties than the terms of insurance coverage in effect from time to time during that period for Level 8's own directors and officers. In addition, the WCAS Parties and Level 8 both agree to indemnify and hold the other party harmless from and against all losses, liabilities, damages and expenses (including reasonable attorneys fees) resulting from any breach of warranty or agreement or any misrepresentation by such party under the terms of the Acquisition Agreement.

        Except as set forth above, to the best knowledge of Seer, there are no contracts, agreements or understandings or any actual or potential conflicts of interest between Seer or its affiliates and (i) Seer's executive officers, directors or affiliates or (ii) Level 8 or its respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

        (a) Seer's Board of Director expresses no opinion and is making no recommendation as to whether stockholders should tender their Shares in response to the Offer because of certain actual and potential conflicts of interest. To the best knowledge of Seer, however, all of Seer's executive officers, director and affiliates (other than Level 8) presently intend to tender the Shares they beneficially own.

        (b) Seer is not a party to the Acquisition Agreement between Level 8 and the WCAS Parties, and therefore board approval of the Acquisition Agreement was neither required nor appropriate. As discussed under Item 3 above, the WCAS Parties and their designees on Seer's Board of Directors have certain actual or potential conflicts of interest with respect to the Offer and the Merger. Because of such conflicts of interest, Seer's Board of Directors believes that any recommendation by Seer's Board of Directors may not be meaningful to stockholders. For this reason, Seer's Board of Directors expresses no opinion and is not making any recommendation as to whether stockholders should tender their Shares in response to the Offer. Stockholders should exercise their own judgment, based on the advice of their own financial or legal advisors, in evaluating the Offer. In this regard, stockholders may note that Level 8 holds sufficient voting power to complete the Merger whether or not any Shares are purchased in the Offer.

Item 5. Persons Retained, Employed or to be Compensated.

        Level 8 will pay all charges and expenses of Beacon Hill Partners, Inc., which is acting as the information agent (the "Information Agent"), and American Stock Transfer & Trust Company, which is acting as the depositary (the "Depositary"), in connection with the Offer. Neither Seer nor, to the best of Seer's knowledge, any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders in connection with the Offer and the Merger.

Item 6. Recent Transactions.

        (a) Pursuant to the Acquisition Agreement, on December 31, 1998 Level 8 issued to the WCAS Parties an aggregate of 1,000,000 shares of Level 8's common stock ("Level 8 Shares") and warrants to purchase an additional 250,000 Level 8 Shares for $12.00 per share (the "Level 8 Warrants") and the WCAS Parties (i) transferred to Level 8 an aggregate of 7,130,894 Shares and all of the outstanding shares of the preferred stock of Seer, which are convertible into an aggregate of 3,856,258 Shares and (ii) contributed $16.9 million of additional capital to Seer. As a consequence, Level 8 currently owns approximately 69% of the outstanding voting stock of Seer. The aggregate market value of the Level 8 Shares issued to the WCAS Parties was $6,625,000 as of November 20, 1998, the last trading day before the execution of the Acquisition Agreement, and $9,687,500 as of December 31, 1998, the date of the closing of the acquisition under the Acquisition Agreement, in each case based on the closing sale prices of the Level 8 Shares on the Nasdaq National Market. The closing sale price of the Level 8 Shares on the Nasdaq National Market was $6.625 per share on November 20, 1998 (the last trading day before the execution of the Acquisition Agreement) and $9.6875 per share on December 31, 1998, compared with the $12.00 per share exercise price under the Level 8 Warrants.

        On December 22, 1998, Frank Cary, a member of Seer's Board of Directors, sold 27,364 Shares for $0.29 per Share.

        (b) To the best knowledge of Seer, all of Seer's executive officers, directors and affiliates presently intend to tender the Shares they beneficially own.

Item 7. Certain Negotiations and Transactions by the Subject Company.

        (a) Except as described in Items 2 and 3(b) hereof, no negotiation is underway or is being undertaken by Seer in response to the Offer which relates to or could result in (i) an extraordinary transaction, such as a merger or reorganization, involving Seer or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by Seer or any of its subsidiaries;
(iii) a tender offer for or other acquisition of securities by or of Seer; or
(iv) any material change in the present capitalization or dividend policy of Seer.

        (b) Level 8 has provided Seer with $12 million of funding in exchange for a subordinated promissory note and has agreed to fund Seer's operations through January 15, 2000. Except for the foregoing and as described in Items 3(b) and 4 hereof, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8. Additional Information to be Furnished.

        To the best knowledge of Seer, there is no additional information necessary to be furnished to make the statements hereunder, in light of the circumstances under which they are made, not materially misleading.

Item 9. Material to be Filed as Exhibits.

        2.1           Agreement dated November 23, 1998, among Level 8 and the WCAS Parties relating to the acquisition of capital stock of Seer by Level 8
                      (incorporated by reference to Exhibit 2.1 to Seer's Annual Report on Form
                      10-K for the year ended September 30, 1998, File No. 0-26194).
       10.2           Promissory Note dated December 31, 1998, in favor of Level 8 in the principal amount of $12,000,000 (incorporated by referenced to Exhibit
                      10.2 to Seer's Current Report on Form 8-K dated December 31, 1998, File
                      No. 0-26194).
       99.1           Offer to Purchase dated February 1, 1999 and related Form of Letter of
                      Transmittal (incorporated by reference to Exhibits (a)(1) and (a)(2), respectively, to Level 8's Schedule 14D-1 filed on February 1, 1999 with respect to the common stock of Seer).
       99.2           Pages 7 through 17 of Seer's Amended Annual Report dated January 28, 1999
                      (see Annex A).*
                           -------
       99.3           Press Release issued by Level 8 on February 1, 1999.
       99.4           Letter to Stockholders of Seer February 1, 1999.*



_______________________
*         Included in copies mailed to stockholders.

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

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 1999



                                     By:/s/ Steven Dmiszewicki
                                        ----------------------------------------
                                        Steven Dmiszewicki
                                        Co-President and Chief Financial Officer

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